# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Research Alliance Corporation III, CIK 0002118032
CUSIP: G75226103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020
Date of event which requires filing of this statement: 07/26/2026
Amends the filing with accession number 0002135648-26-000008
Filed by CIK 0002135648
Persons authorized to receive notices and communications: Matthew Hammond, c/o Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020, (617) 778 2500

## Reporting persons
- Research Alliance Holdings III LLC (CIK 0002135648): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,520,269; sole dispositive power 0; shared dispositive power 1,520,269; aggregate amount beneficially owned 1,520,269 (16.9% of the class)
- Matthew Hammond (CIK 0001817056): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,520,269; sole dispositive power 0; shared dispositive power 1,520,269; aggregate amount beneficially owned 1,520,269 (16.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Research Alliance Corporation III
Address of issuer's principal executive offices: 600 Fifth Avenue, 23rd Floor, New York, New York (NY), 10020
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 29, 2026 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of Research Alliance Holdings III LLC ("RA Holdings III") and Matthew Hammond. RA Holdings III and Mr. Hammond are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

RA Holdings III directly holds (i) 275,000 Class A ordinary shares and (ii) 1,245,269 Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to certain adjustments. Mr. Hammond is the Manager of RA Holdings III and possesses voting and dispositive control over the securities held by RA Holdings III.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 600 Fifth Avenue, 23rd Floor, New York, NY 10020.
Present principal occupation or employment: RA Holdings III serves as the sponsor of the Issuer. Mr. Hammond is the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Business Combination Agreement

On July 26, 2026, the Issuer, OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the "Company"), and the shareholders of the Company (the "Shareholders"), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the "Business Combination Agreement"), pursuant to which, among other things and subject to the terms and conditions contained therein, the Issuer will acquire 100% of the outstanding shares in the capital of the Company from the Shareholders in exchange for newly issued shares of the RACC Common Stock (as defined below) (the "Share Acquisition"). The transactions contemplated by the Business Combination Agreement are referred to herein as the "Transactions." The Business Combination Agreement and the Transactions were unanimously approved by the boards of directors of each of the Issuer and the Company. The Transactions are expected to close in the second half of 2026, following the receipt of the requisite approval of the Issuer's shareholders and the fulfillment of other customary closing conditions.

The Domestication

The Business Combination Agreement provides, among other things, that at least one business day prior to the closing of the transactions contemplated by the Business Combination Agreement (the "Closing" and the date upon which the Closing actually occurs, the "Closing Date"), (a) each outstanding Class B ordinary share of the Issuer will be converted, on a one-for-one basis, into a Class A ordinary share of the Issuer (the "Sponsor Share Conversion") and (b) the Issuer will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the "DGCL") and Part 12 of the Companies Act (Revised) of the Cayman Islands (the "Domestication"). In connection with the Domestication, (i) each then outstanding Class A ordinary share of the Issuer (each, a "RACC Class A Share") will be converted automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of the Issuer (the "RACC Common Stock") and (ii) the Issuer will file a certificate of incorporation (the "RACC COI") with the Secretary of State of the State of Delaware and adopt bylaws (the "RACC Bylaws").

Shareholder Redemptions

The Issuer will provide the holders of RACC Class A Shares the right to have all or a portion of their RACC Class A Shares redeemed for cash in connection with the Transactions, in accordance with the Issuer's governing documents, for a per-share price equal to the pro rata portion of the funds then in the Issuer's trust account (including interest earned on the funds held in the trust account, less taxes paid or payable).

The Share Acquisition

Subject to the terms and conditions of the Business Combination Agreement, at the Closing and following the Domestication, each of the Shareholders will sell and transfer to the Issuer 100% of the outstanding shares in the capital of the Company (the "Company Shares") in exchange for newly issued shares of RACC Common Stock. The number of shares of RACC Common Stock to be issued as consideration for the Share Acquisition (the "Closing Consideration") is equal to (a) the Adjusted Equity Value (as defined below) divided by (b) $10.00. Each Shareholder will receive a number of shares of RACC Common Stock equal to the Exchange Ratio (as defined below) multiplied by the number of Company Shares held by such Shareholder. The "Adjusted Equity Value" means the sum of (a) a base equity value of $160,000,000 (the "Base Equity Value") plus (b) the Company SAFE Amount (as defined below). The "Exchange Ratio" means the Closing Consideration divided by the number of fully-diluted Company Shares outstanding as of immediately prior to the Closing. Upon consummation of the Share Acquisition, the Company will become a wholly-owned subsidiary of the Issuer.

Governance

The Issuer has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the board of directors of the Issuer will consist of the individuals set forth on a schedule to the Business Combination Agreement, which will be divided into three classes.

Conditions to Closing

The obligation of the parties to consummate the Transactions is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act, (ii) no governmental order or law preventing or prohibiting the consummation of the Transactions being in effect, (iii) the effectiveness of the Registration Statement / Proxy Statement, (iv) receipt of the requisite approvals of the Issuer's shareholders, (v) the approval for listing of RACC Common Stock on The Nasdaq Capital Market ("Nasdaq"), (vi) the completion of the Pre-Closing Reorganization (as defined in the Business Combination Agreement), (vii) the constitution of the board of directors of the Issuer as contemplated by the Business Combination Agreement, and (viii) the execution and delivery of the Investor Rights Agreement (as defined below).

The obligation of the Issuer to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the receipt of certain required third party consents, and (iii) the delivery by each Shareholder of a duly executed stock transfer form in respect of all Company Shares held by such Shareholder.

The obligation of the Company and the Shareholders to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no RACC Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the Backstop Agreement being in full force and effect and RA Capital Healthcare Fund, L.P. (the "Fund") having complied in all material respects with its obligations thereunder, and (iii) the consummation of the Domestication.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of the Issuer, the Company and the Shareholders, (ii) by the Issuer if the representations and warranties of the Company or the Shareholders are not true and correct or if the Company or any Shareholder fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by the Shareholders if the representations and warranties of the Issuer are not true and correct or if the Issuer fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either the Issuer or the Shareholders if the Transactions shall not have been consummated by a date that is six months from the date of the Business Combination Agreement (subject to automatic extension in certain circumstances), (v) by either the Issuer or the Shareholders if any governmental authority has issued a final and non-appealable order prohibiting the Transactions, and (vi) by either the Issuer or the Shareholders if the requisite Issuer shareholder approvals are not obtained after the conclusion of the meeting at which the Issuer's shareholders voted on such matters.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, RA Holdings III, Michael F. MacLean and Timothy J. Miller (the "Other Class B Shareholders") and the Company entered into the Sponsor Letter Agreement (the "Sponsor Letter Agreement"), pursuant to which RA Holdings III and each Other Class B Shareholder, as holders of Class B ordinary shares, have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Transactions, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of the Issuer or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), and (iii) be bound by certain other covenants and agreements related to the Transactions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Company SAFEs

Concurrently with the execution of the Business Combination Agreement, each of the Fund and RA Capital Nexus Fund IV, L.P. (the "Nexus Fund IV") entered into a simple agreement for future equity (collectively, the "Company SAFEs") with the Company, pursuant to which the Fund and the Nexus Fund IV have collectively agreed to provide interim financing to the Company in the aggregate principal amount of $45,000,000, bearing interest at a rate of 8% per annum. The Company SAFEs will convert into ordinary shares of the Company immediately prior to the Closing. The sum of the principal amount of the Company SAFEs and all accrued and unpaid interest thereon as of the Closing Date is referred to as the "Company SAFE Amount." The Company SAFE Amount is added to the Base Equity Value to determine the Adjusted Equity Value for purposes of calculating the Closing Consideration.

Backstop Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer and the Fund entered into the Backstop Agreement (the "Backstop Agreement"), pursuant to which the Fund has committed to subscribe for up to 7,500,000 shares of RACC Common Stock at a purchase price of $10.00 per share (the "Backstop Limit"), to the extent necessary to backstop the Issuer's shareholder redemptions, on the terms and subject to the conditions set forth in the Backstop Agreement. The Backstop Limit will be reduced by the number of shares of RACC Common Stock not subject to shareholder redemptions. The aggregate amount the Fund will be required to fund shall not exceed $75,000,000.

Investor Rights Agreement

At the Closing, the Issuer, RA Holdings III, the Fund, the Nexus Fund IV, certain existing shareholders of the Issuer, and certain former shareholders of the Company will enter into an investor rights agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things, the Issuer will agree that, within 30 calendar days following the Closing Date, the Issuer will file with the SEC a registration statement on Form S-1 (or Form S-3, if then eligible) for a shelf registration covering the resale of all registrable securities held by or issuable to the parties thereto (the "Resale Registration Statement"), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand underwritten offering rights.

The Investor Rights Agreement will amend and restate the registration and shareholder rights agreement that was entered into by the Issuer, RA Holdings III and Other Class B Shareholders in connection with the Issuer's initial public offering. The Investor Rights Agreement will terminate on the earlier of (a) the fifth anniversary of the date of the Investor Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any registrable securities (as defined therein).

Lock-Up Agreement

At the Closing, RA Holdings III, the Other Class B Shareholders, and certain existing shareholders of the Company will enter into a lock-up agreement (the "Lock-Up Agreement") with the Issuer. Pursuant to the Lock-Up Agreement, RA Holdings III, the Other Class B Shareholders, and certain existing shareholders of the Company will agree not to transfer (except for certain permitted transfers) any shares of RACC Common Stock held by such holders immediately after the Closing (excluding shares issued pursuant to the Subscription Agreements, the Company SAFEs, and the Backstop Agreement) until six months after the Closing Date.

Certificate of Incorporation and Bylaws

In connection with the Domestication, the Issuer will file the RACC COI with the Secretary of State of the State of Delaware and will adopt the RACC Bylaws, which together will govern the rights, privileges, and preferences of the holders of the Issuer's securities after the Closing.

The foregoing descriptions of the Business Combination Agreement, Sponsor Letter Agreement, Company SAFEs, Backstop Agreement, Investor Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents or the forms thereof, which are filed as Exhibits 99.4 through 99.9, respectively, hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Class A ordinary shares and percentages of the Class A ordinary shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 7,775,000 Class A ordinary shares outstanding as of June 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 2, 2026, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Class A ordinary shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information included in Item 4 hereto is incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on May 29, 2026).

Exhibit 99.2 Registration and Shareholder Rights Agreement, dated May 19, 2026, by and among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on May 21, 2026).

Exhibit 99.3 Letter Agreement, dated May 19, 2026, by and among the Company, the Sponsor, and each director and executive officer of the Company (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on May 21, 2026).

Exhibit 99.4 Business Combination Agreement, dated as of July 26, 2026, by and among the Issuer, OHB Pediatrics Ltd. and the Shareholders named therein (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

Exhibit 99.5 Sponsor Letter Agreement, dated as of July 26, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

Exhibit 99.6 Form of Company SAFE (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

Exhibit 99.7 Form of Backstop Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

Exhibit 99.8 Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

Exhibit 99.9 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 001-43302) filed with the SEC on July 27, 2026).

## Signatures
- Research Alliance Holdings III LLC: /s/ Matthew Hammond, By Matthew Hammond, Manager (07/28/2026)
- Matthew Hammond: /s/ Matthew Hammond, Matthew Hammond (07/28/2026)